# Parvus Capital Corporation



# ANNUAL REPORT

5000 Eldorado Pkwy

Frisco, TX 75033

0

https://terrabiotics.com/

This Annual Report is dated July 22, 2021.

## BUSINESS

Parvus Capital Corporation (dba Terra Biotics, Inc.) helps farmers, gardeners, and growers achieve healthier and larger plants that provide better flavor and higher yields. We formulate and blend organic nutrients together with beneficial soil microbes to optimize the soil food web and build a healthy root system for the plant. This allows the plant to thrive and reach its full potential.

The market for organic fertilizer is large and growing quickly. Our products are proven to work well and have been used on hundreds of farms across the country with great reviews and ongoing orders.

Our company has an experienced leadership team that has grown multiple businesses in the past and is prepared to profitably grow Terra Biotics, Inc. over the next several years in the midst of this high growth industry.

In 2019, Parvus Capital acquired IP assets related to the formulating, manufacturing, and sale of soil amendments, treatments, nutrients, and fertilizers from Terra Biotics, Inc. Upon the acquisition of the IP assets, Parvus Capital hired the manufacturing staff from Terra Biotics, Inc.

in order to maintain continuity and knowledge of the product.

We actively manufacture, promote, and sell organic fertilizers. We have over 25 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

Terra Biotics has three main routes to market or revenue streams. First is selling directly to farmers and growers at retail markups. The second is through resellers and retail stores. This includes soil consultants, fertilizer application companies, and retail grow supply stores. Our third route to market is to toll manufacture products for other brands when capacity allows. This allows us to increase our capacity utilization of the manufacturing equipment and help cover operating costs.

**Previous Offerings**

Between 2020 and 2019, we sold zero [shares of common stock] in exchange for $10.00 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $127,215.00

Number of Securities Sold: 12,715

Use of proceeds: To acquire the product formulations, equipment, IP, processes, know how, raw materials, and equipment

Date: May 03, 2019

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

**AND RESULTS OF OPERATION**

**Operating Results – 2020 Compared to 2019**

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change.

The company started in April of 2019 and acquired the product formulations, equipment, processes, know how, and IP in May of 2019. 2019 sales were mainly to wholesale or reseller accounts.

In 2020 the company has grown with repeat sales to existing customers, some sales from toll production, and expanded sales to retail customers. Significant effort was put into building brand awareness and working with brand ambassadors to increase brand credibility through sharing results of their experiences with the products.

Revenue

2019 was a good year for revenues with a total of $104,817. Sales were mainly to existing repeat customers that buy wholesale or as a reseller to row crop farms across the upper midwest and other states across the country.

2020 is seeing an increase in retail sales sold online direct to growers with revenue surpassing $48k for the year. Online retail sales is a way for the company to gain higher margin sales and flatten out the seasonality of the sales to larger farm operations through the wholesale sales. 2020 revenue achieved was $228.9k.

Cost of Goods Sold

Cost of sales includes cost of the raw materials, shipping costs to the customer and manufacturing labor costs. Capacity utilization is low with current staffing and sales levels and COGS was 49.9% of revenue in 2019. In 2019 we used existing raw materials which improved our cost basis. In 2020 we have started replenishing raw materials, provided many free samples to potential customers, and COGS are running at 57.8% of revenue. As sales revenue increase going forward, there will be a positive impact with economies of scale that indicate a COGS percentage of approximately 40% of revenue.

Gross Margins

Gross margins in 2019 were $52,509 which was 50% of revenue. In 2020 the increase in COGS was partially offset with the increase in retail sales with gross margins of 42.2%.

Expenses

Total operating expenses in 2019 were $66,651 which was 63.6% of revenue. 2020 operating expenses were $154,966. We expect that $42,133 of this increase will be from payments towards short term liabilities and the remaining from increases in marketing activities used to build brand awareness, attend trade shows and find new customers and due to costs related to operating for a full 12 months in 2020.

Historical results and cash flows:

In 2019 and 2020 the company spent money on setting the company up, upgrading the branding, building a website, marketing expenses and other start up expenses. Additionally, the company has significant capacity available in its manufacturing area and the so COGS and OPEX as a percent of revenue are not yet optimized.

As sales increase, capacity utilization will improve and operating expenses will be allocated over higher revenues thus improving both COGS and Operating Expenses on a percentage of revenue basis. Spend on marketing will become more effective as brand credibility and awareness increases.

**Liquidity and Capital Resources**

At December 31, 2020, the Company had cash of $19,288.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Jessica Morgan

Amount Owed: $348,000.00

Interest Rate: 0.0%

Maturity Date: July 31, 2025

Creditor: Jared Elliott

Amount Owed: $1355.00

Interest Rate: 2.0%

Maturity Date: January 31, 2021

$1355.00 is the remaining balance of the shareholder loan of $45,863.

Creditor: SBA EIDL

Amount Owed: $14,900.00

Interest Rate: 3.75%

Maturity Date: June, 2025

# DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jared Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: April 16, 2019 - Present

Responsibilities: Lead and guide the company, determine the strategic direction of the company. In 2021 anticipated salary will be $15,000/month with the potential for a bonus based on performance of the company

Position: Director

Dates of Service: April 16, 2019 - Present

Responsibilities: Management of the company as defined in the company Bylaws. Currently directors do not receive any salary.

Position: Treasurer

Dates of Service: April 16, 2019 - Present

Responsibilities: Oversee financial and reporting requirements of the company. Currently no remuneration for this role.

Position: Secretary

Dates of Service: April 16, 2019 - Present

Responsibilities: Record shareholder and board of director meetings as required. No remuneration at this time.

Other business experience in the past three years:

Employer: Bestolife Corporation

Title: President

Dates of Service: August 01, 2014 - November 15, 2018

Responsibilities: Lead and guide the strategic direction of the company. Base salary of $300,000/year with annual bonus of up to 100% match of salary.

Other business experience in the past three years:

Employer: Parvus Group, LLC

Title: Managing Director

Dates of Service: December 14, 2018 - April 01, 2020

Responsibilities: Search for companies to acquire. Sole member LLC set up for the purpose of acquiring a company. Parvus Group has been dissolved.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Parvus Capital Corporation 401k Plan F/B/O Jared David Elliott

Amount and nature of Beneficial ownership: 777,309

Percent of class: 96.07

Title of class: Common Stock

Stockholder Name: Jared Elliott

Amount and nature of Beneficial ownership: 31,818

Percent of class: 3.93

## RELATED PARTY TRANSACTIONS

NA

## OUR SECURITIES

Our authorized capital stock consists of 1,000,000 shares of common stock, par value $10.00 per share. As of December 31, 2020, 809,127- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 22, 2021.

**Parvus Capital Corporation**

By  /s/ *Jared Elliott*

      Name: <u>Jared Elliott</u>

      Title:  Chief Executive Officer

Exhibit A

**FINANCIAL STATEMENTS**

Parvus Capital Corporation
Income Statement
For the Year Ended December 31, 2020

|  | **2020** |  |  | **2019** |  |
|---|---|---|---|---|---|
| **Income** |  |  |  |  |  |
| Interest Income | $ | 68 | $ | 37 |  |
| Sales |  | 202,529 |  | 104,780 |  |
| EDIL and PPP Loan Forgiven |  | 26,300 |  |  |  |
| Total Income |  |  | $ 228,897 |  | $ 104,817 |
|  |  |  |  |  |  |
| **Cost of Goods Sold** |  |  |  |  |  |
|  |  |  |  |  |  |
| Cost of Goods Sold |  | 132,285 |  | 52,309 |  |
|  |  |  |  |  |  |
| Total Cost of Goods Sold |  |  | 132,285 |  | 52,309 |
|  |  |  |  |  |  |
| Gross Profit |  |  | 96,612 |  | 52,508 |
|  |  |  |  |  |  |
| **Operating Expenses** |  |  |  |  |  |
|  |  |  |  |  |  |
| Accounting Fees |  | 2,879 |  |  |  |
| Advertising & Promotion |  | 24,900 |  | 2,180 |  |
| Amortization |  | 2,067 |  |  |  |
| Bank Service Charges |  | 3,344 |  | 65 |  |
| Computer/Internet |  | 3,679 |  |  |  |
| Depreciation |  | 15,314 |  |  |  |
| Dues & Subscriptions |  | 89 |  |  |  |
| Interest Expense |  | 1,011 |  |  |  |
| Merchant Account Fees |  | 4,337 |  | 304 |  |
| Meals & Entertainment |  | 2,004 |  |  |  |
| Mileage Expenses |  | 1,869 |  | 201 |  |
| Miscellaneous |  | 3,195 |  |  |  |
| Office Supplies |  | 2,329 |  | 178 |  |
| Payroll – Taxes |  | 301 |  | 17,270 |  |
| Payroll – Employer's Share of Benefits |  | 3,276 |  | 2,136 |  |
| Payroll – Salary & Wages |  | 18,399 |  | 24,259 |  |
| Postage and Delivery |  | 398 |  |  |  |
| Professional Fees |  | 5,791 |  | 109 |  |
| Registrations/Certifications |  | 140 |  |  |  |
| Rent Expense |  | 33,000 |  | 18,900 |  |
| Repairs & Maintenance |  | 3,703 |  |  |  |
| Taxes |  | 384 |  |  |  |
| Travel |  | 720 |  |  |  |
| Utilities |  | 20,353 |  | 950 |  |
| Vehicle |  | 79 |  |  |  |
| Insurance |  | 1,405 |  | 100 |  |
|  |  |  | 154,966 |  | 66,652 |
|  |  |  |  |  |  |
|  |  |  | $ (58,354) |  | $ (14,144) |
|  |  |  | ============ |  | ============ |

See accountant's compilation report.

Parvus Capital Corporation
Cash Flow Statement
For the Year Ended December 31, 2020

|  | 2020 | 2019 |
|---|---|---|
| **Beginning Cash** | $ 19,288 | $ - |
| | | |
| Operating Activities | | |
| Net Income | $ (58,354) | $ (14,144) |
| Non-cash Expenses | 17,381 | - |
| | | |
| Change in Inventory | 11,264 | (236,578) |
| Change in Prepaid Expenses | 42,133 | (42,133) |
| Change in Accounts Payable | (2,302) | 6,384 |
| Change is Prepaid Revenue | 10,000 | - |
| Change in Account Receivable | 10,390 | (16,829) |
| | | |
| Total Operating Activities | 30,512 | (250,722) |
| | | |
| Investing Activities | | |
| Purchase - Terra Biotics | - | (251,000) |
| | | |
| Total Investing Activities | - | (251,000) |
| | | |
| Financing Activities | | |
| Common Stock Purchase | | 127,146 |
| Note Payable Acquisition | | 348,000 |
| SBA Loan | 14,900 | |
| Shareholder Loans | (44,508) | 45,863 |
| | | |
| Total Financing Activities | (29,608) | 521,009 |
| | | |
| Net Cash Change | 904 | 19,287 |
| | | |
| Balance | $ 20,192 | $ 19,287 |
| | ========= | ========= |

See accountant's compilation report.

Parvus Capital Corporation
Balance Sheet
For the Year Ended December 31, 2020

| **Assets** | **2020** | | **2019** | |
|---|---|---|---|---|
| Total Cash and Bank | $ 20,192 | | $ 19,288 | |
| Accounts Receivable | 6,439 | | 16,829 | |
| Inventory | 172,736 | | 184,000 | |
| Prepaid Expenses | | | 42,133 | |
| Equipment | 220,000 | | 220,000 | |
| Accumulated Depreciation | (15,314) | | | |
| Intangible Assets | 31,000 | | 31,000 | |
| Accumulated Amortization | (2,067) | | | |
| Total Assets | | $ 432,986 | | $ 513,250 |
| | | ======== | | ======== |

| **Liabilitities and Stockholder Equity** | | | | |
|---|---|---|---|---|
| **Liablities** | | | | |
| Accounts Payable | $ 856 | | $ 2,700 | |
| Prepaid Revenue | 10,000 | | | |
| Payroll Payable | 2,930 | | 2,859 | |
| Payroll Tax Payable | 296 | | 825 | |
| Shareholder Loan | 1,355 | | 45,863 | |
| Note Payable - Terra Biotics Inc | 348,000 | | 348,000 | |
| Note Payable - SBA | 14,900 | | - | |
| Total Liabilities | | $ 378,337 | | $ 400,247 |
| **Stockholder Equity** | | | | |
| Common Stock | 127,146 | | 127,146 | |
| Total Retained Earnings | (72,496) | | (14,143) | |
| Total Equity | | 54,649 | | 113,003 |
| Total Liabilities and Stockholders Equity | | $ 432,986 | | $ 513,250 |
| | | ======== | | ======== |

See accountant's compilation report.

# CERTIFICATION

     I, Jared Elliott, Principal Executive Officer of Parvus Capital Corporation , hereby certify that the financial statements of Parvus Capital Corporation included in this Report are true and complete in all material respects.

*Jared Elliott*

Principal Executive Officer